Exhibit 3(a)(3)

Amendment to the

Second Amended and Restated Bylaws of

Eastside Distilling, Inc.

The Second Amended and Restated Bylaws (the “Bylaws”) of Eastside Distilling, Inc. (the “Company”), a corporation organized and existing under the laws of the State of Nevada, are hereby amended as follows:

A new Section 2.5(e) is added to read as follows:

Notwithstanding anything in these Bylaws to the contrary, if as of the record date of an annual or special meeting of the shareholders the Company is a publicly traded corporation as such term is defined in Chapter 78 of the NRS, the Company may, to the maximum extent permitted by law (including Chapter 78 of the NRS) provide notice to shareholders of record with respect to such annual or special meeting, or with respect to any adjournment or postponement thereof, by filing, pursuant to Section 14(a) of the Securities Exchange Act of 1934, a proxy statement or an amendment thereto (which amendment shall include additional solicitation material), as permitted by Section NRS 78.370(9) of the NRS. For the avoidance of doubt, such notice shall constitute sufficient notice of such meeting or adjournment or postponement thereof, as applicable, and no further action shall be required of the Company in connection with such notice, for purposes of the NRS, the Company’s Articles of Incorporation, and these Bylaws.

The following is hereby added at the end of Section 2.6:

The chairman of any annual or special meeting of the shareholders shall have the authority to adjourn or postpone such meeting if a quorum is not present or as otherwise authorized or instructed by the Board of Directors.